Exhibit 12.6

Central Illinois Light Company Computation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividend Requirements (Thousands of Dollars, Except Ratios)

	9 Months Ended	Year Ended
	September 30,	December 31,
	2008	2007
Net income from continuing operations	$61,671	$75,984
Add- Taxes based on income	34,037	39,195
Net income before income taxes	95,708	115,179

Add- fixed charges:
Interest on long term debt (1)	14,665	26,071
Estimated interest cost within rental expense	270	343
Amortization of net debt premium, discount, and expenses	834	1,065
Total fixed charges	15,769	27,479

Earnings available for fixed charges	111,477	142,658

Ratio of earnings to fixed charges	7.06	5.19

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	1,136	1,869
Adjustment to pre-tax basis	627	977
	1,763	2,846

Combined fixed charges and preferred stock dividend requirements	$17,532	$30,325

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	6.35	4.70

(1)  Includes FIN 48 interest expense